UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 11, 2025

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Reports Fourth Quarter and Full Year 2024 Results and Recent Highlights

On March 11, 2025, Legend Biotech Corporation (“Legend Biotech” or the “Company”) issued a press release regarding its fourth quarter and full year 2024 financial results and recent business highlights, which is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including Exhibits 99.1 (other than the information included under “Webcast/Conference Call Details” and “About Legend Biotech”), is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-257625 and 333-272222) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated March 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: March 11, 2025	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer